UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Share Repurchase Status by Trust Contract

1. POSCO’s contract for share repurchase trust

A.	Date of public disclosure with regards to contract for share repurchase trust :

April 10, 2020 in KST

B.	Trust Companies :

•	Samsung Securities Co., Ltd.

•	KB Securities co.,Ltd.

•	NH INVESTMENT & SECURITIES CO.,LTD.

2. Acquisition of shares issued by POSCO(the “Company”) through the trust contract

Date	Type of share	Number of shares		Acquisition amount (KRW)		Trust companies
		Acquisition	Disposal	Per share	Daily sum
May 11, 2020	Common	10,000	—	178,116	1,781,164,000	Samsung Securities Co., Ltd.
May 12, 2020	Common	20,000	—	171,390	3,427,800,000	Samsung Securities Co., Ltd.
May 13, 2020	Common	20,000	—	170,848	3,416,953,500	Samsung Securities Co., Ltd.
May 14, 2020	Common	20,000	—	168,679	3,373,587,500	Samsung Securities Co., Ltd.
May 15, 2020	Common	20,000	—	167,851	3,357,023,000	Samsung Securities Co., Ltd.
May 18, 2020	Common	10,000	—	169,758	1,697,575,000	KB Securities co.,Ltd.
May 19, 2020	Common	10,000	—	178,443	1,784,430,000	KB Securities co.,Ltd.
May 20, 2020	Common	10,000	—	176,946	1,769,460,000	KB Securities co.,Ltd.
May 21, 2020	Common	10,000	—	176,589	1,765,890,000	KB Securities co.,Ltd.
May 22, 2020	Common	10,000	—	172,348	1,723,475,000	KB Securities co.,Ltd.
May 25, 2020	Common	10,000	—	171,842	1,718,425,000	NH INVESTMENT & SECURITIES CO.,LTD.
May 26, 2020	Common	10,000	—	175,257	1,752,576,000	NH INVESTMENT & SECURITIES CO.,LTD.
May 27, 2020	Common	1,808	—	181,254	327,709,000	NH INVESTMENT & SECURITIES CO.,LTD.
May 28, 2020	Common	1,500	—	185,066	277,600,000	NH INVESTMENT & SECURITIES CO.,LTD.
May 29, 2020	Common	1,740	—	178,959	311,390,000	NH INVESTMENT & SECURITIES CO.,LTD.
June 01, 2020	Common	10,000	—	182,846	1,828,458,000	Samsung Securities Co., Ltd.
June 02, 2020	Common	3,461	—	187,051	647,382,500	Samsung Securities Co., Ltd.
June 03, 2020	Common	10,000	—	200,991	2,009,909,500	Samsung Securities Co., Ltd.

June 04, 2020	Common	10,000	—	201,777	2,017,766,500	Samsung Securities Co., Ltd.
June 05, 2020	Common	4,454	—	200,598	893,465,000	Samsung Securities Co., Ltd.
June 08, 2020	Common	4,212	—	200,546	844,698,000	Samsung Securities Co., Ltd.
June 09, 2020	Common	9,190	—	195,264	1,794,479,500	Samsung Securities Co., Ltd.
June 10, 2020	Common	5,138	—	196,153	1,007,832,000	Samsung Securities Co., Ltd.
June 11, 2020	Common	10,000	—	192,661	1,926,613,000	Samsung Securities Co., Ltd.
June 12, 2020	Common	10,000	—	185,575	1,855,750,000	Samsung Securities Co., Ltd.
June 15, 2020	Common	10,000	—	181,270	1,812,697,000	Samsung Securities Co., Ltd.
June 16, 2020	Common	7,450	—	183,917	1,370,184,000	Samsung Securities Co., Ltd.
June 17, 2020	Common	10,000	—	185,997	1,859,968,500	Samsung Securities Co., Ltd.
June 18, 2020	Common	10,000	—	187,002	1,870,021,000	Samsung Securities Co., Ltd.
June 19, 2020	Common	10,000	—	187,039	1,870,387,000	Samsung Securities Co., Ltd.
June 22, 2020	Common	10,000	—	186,733	1,867,334,000	Samsung Securities Co., Ltd.
June 23, 2020	Common	10,000	—	183,123	1,831,227,000	Samsung Securities Co., Ltd.
June 24, 2020	Common	10,000	—	186,705	1,867,046,000	Samsung Securities Co., Ltd.
June 25, 2020	Common	10,000	—	180,041	1,800,412,500	Samsung Securities Co., Ltd.
June 26, 2020	Common	10,000	—	181,889	1,818,888,500	Samsung Securities Co., Ltd.
June 29, 2020	Common	10,000	—	177,030	1,770,299,000	Samsung Securities Co., Ltd.
June 30, 2020	Common	10,000	—	177,308	1,773,081,000	Samsung Securities Co., Ltd.
July 01, 2020	Common	10,000	—	180,111	1,801,112,000	KB Securities co.,Ltd.
July 02, 2020	Common	10,000	—	179,982	1,799,815,000	KB Securities co.,Ltd.
July 03, 2020	Common	14,952	—	181,834	2,718,785,500	KB Securities co.,Ltd.
July 06, 2020	Common	13,588	—	182,445	2,479,058,500	KB Securities co.,Ltd.
July 07, 2020	Common	14,806	—	185,552	2,747,285,000	KB Securities co.,Ltd.
July 08, 2020	Common	10,270	—	190,370	1,955,100,000	KB Securities co.,Ltd.
July 09, 2020	Common	12,450	—	188,857	2,351,275,000	KB Securities co.,Ltd.
July 10, 2020	Common	20,000	—	181,572	3,631,437,500	KB Securities co.,Ltd.
July 13, 2020	Common	9,005	—	185,017	1,666,077,000	KB Securities co.,Ltd.
Total	—	474,024	—	181,368	85,972,903,000	—

3. The Company’s share ownership status after acquiring issued stocks through trust contract

(As of July 13, 2020)	(In millions of KRW)

Type of share	Treasury shares held by the Company (A)			Share repurchase by trust contract (B)			Total (A+B)
	Number of shares	%	Acquisition cost	Number of shares	%	Contract amount	Number of shares	%	Amount
Common	7,071,194	8.11	1,508,303	474,024	0.54	1,000,000	7,545,218	8.65	2,508,303

Total	7,071,194	8.11	1,508,303	474,024	0.54	1,000,000	7,545,218	8.65	2,508,303

•	The above percentages(%) are the proportion of shares out of total issued shares 87,186,835.

4. Changes in shares held by the largest shareholder before and after share repurchase

(As of July 13, 2020)	(Shares)

Name	Changes in shares
	Type of share	The day before contract commencement*	Report submission date**	Reason for change
National Pension Service	Common	10,475,028	10,628,581	Purchase from the KOSPI market
	Common	10,475,028	10,628,581	—
Total	Others	—	—	—
	Sum	10,475,028	10,628,581	—

*	The day before contract commencement is April 10, 2020.
**	Report submission date is June 30, 2020.

5. Other information for investors

A. Asset composition of the trust contract

(As of July 13, 2020)	(KRW, Shares)

Type of share	Number of repurchased shares	Repurchased amount	Composition of repurchased amount out of contract amount	Contract amount	Contract parties
Common	474,024	85,972,903,000	8.60%	1,000,000,000,000	• Samsung Securities Co., Ltd. • KB Securities co.,Ltd. • NH INVESTMENT & SECURITIES CO.,LTD.

B. Summary of trust contract

(As of July 13, 2020)	(KRW)

Type of Share	Contract period	Contract amount	Contract parties	Remarks
Common	From April 13, 2020 to April 12, 2021	1,000,000,000,000	• Samsung Securities Co., Ltd. • KB Securities co.,Ltd. • NH INVESTMENT & SECURITIES CO.,LTD.	Subject of this repurchase report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: July 15, 2020	By	/s/ Lim, Seung-Kyu
(Signature)
Name: Lim, Seung-Kyu
Title: Executive Vice President